UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MALIBU BOATS, INC.

MALIBU BOATS HOLDINGS, LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common A Stock, $0.01 par value of Malibu Boats, Inc.

Limited Liability Company Interests of Malibu Boats Holdings, LLC

(Title of Class of Securities)

Common A Stock, $0.01 par value of Malibu Boats, Inc.	Limited Liability Company Interests of Malibu Boats Holdings, LLC
56117J100	Not Applicable

(CUSIP Number of Class of Securities)

Wayne R. Wilson

Chief Financial Officer

5075 Kimberly Way

Loudon, Tennessee 37774

(865) 458-5478

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John-Paul Motley, Esq. O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 (213) 430-6100	Edward D. Ricchiuto, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On March 13, 2015, Malibu Boats, Inc., a Delaware corporation (the “Company”) issued a press release stating that it is commencing a modified “Dutch auction” tender offer to purchase for cash (i) shares of its class A common stock, par value $0.01 per share (the “Shares”) and (ii) limited liability company interests of Malibu Boats Holdings, LLC, a Delaware limited liability company (such limited liability company interests defined as “LLC Units”), for an aggregate purchase price of not more than $70.0 million. A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

The press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Shares or LLC Units. The offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and unitholders are urged to read the Company’s commencement tender offer statement on Schedule TO to be filed with the Securities and Exchange Commission in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer, by telephone at: (866) 856-4733 (toll-free), via email at malibuboats@georgeson.com or in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Press release issued by Malibu Boats, Inc. on March 13, 2015